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FOR IMMEDIATE RELEASE

          Filed by: Sara Lee Corporation
                    Pursuant to Rule 425 under the
                    Securities Act of 1933
                    Commission File No.: 1-16153
                    Subject Company: Coach, Inc.


Media: Julie Ketay, 312.558.8727

Analysts: Janet Bergman, 312.558.8651

SARA LEE CORPORATION ADVANCES RESHAPING PROGRAM;
ANNOUNCES DIVESTMENT OF 8 BUSINESSES

COMPANY SHEDS NON-CORE OPERATIONS; CONTINUES TO NARROW BUSINESS PORTFOLIO

SARA LEE EXPECTS TO COMPLETE EXCHANGE OFFER FOR COACH, INC. BY END OF APRIL


CHICAGO (January 24, 2001) - In a move to continue to streamline its business portfolio, Sara Lee Corporation announced today its intent to divest 8 companies, including Champion Europe, Sara Lee Apparel Australasia, several international bakery operations -- including the UK bakery - Ozark Salad Company and the Spanish processed meats company, Argal. Since Sara Lee first announced its reshaping program in May 2000, it has announced plans to divest 14 companies, representing more than $4.5 billion in revenue.

"With these divestitures, Sara Lee continues to make considerable progress in reshaping our business portfolio and strengthening our leadership position as a global branded consumer packaged goods company," said C. Steven McMillan, president and CEO of Sara Lee Corporation. "Disposing of these non-core companies, allows us to apply our financial and management resources toward the future growth of a smaller number of more focused business positions."

In addition to these divestitures, Sara Lee expects to divest its remaining 81% position in the premium accessories company, Coach, Inc. via an exchange offer, pursuant to which Sara Lee shareholders will have the opportunity to exchange their Sara Lee common stock for shares of Coach. Sara Lee anticipates the exchange offer would be completed by the end of April. The decision to divest the remaining 81% in Coach is subject to approval by the Sara Lee Board of Directors, which will consider the matter at its regularly scheduled meeting tomorrow. In October 2000, a 19% initial public offering of Coach was completed.

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Last year, Sara Lee launched a major reshaping of its business portfolio to narrow its focus on a smaller number of business segments - Food and Beverage, Intimates and Underwear, and Household Products - and increase the company's ability to compete in today's business environment.

A summary of the major operations Sara Lee will be divesting follows:

- CHAMPION EUROPE, a $210 million dollar business based in Campogalliano and Florence, Italy, markets CHAMPION branded apparel, licensed apparel, team uniforms, footwear and accessories throughout Europe. Champion Europe's business contains significant fashion elements that no longer fit Sara Lee's focus on basic branded consumer packaged goods. The sale is expected to close in the third quarter.

- SARA LEE APPAREL AUSTRALASIA, which is headquartered in Kingsgrove, New South Wales, manufactures, distributes and markets hosiery, intimate apparel, commercial workwear and casual clothing. Sara Lee Apparel Australasia generates nearly half of its $135 million in annual sales from workwear and casual clothing, which are not core Sara Lee categories. At this juncture, Sara Lee anticipates the sale of this operation in the third quarter.

- SARA LEE'S U.K. BAKERY OPERATIONS manufacture, distribute and market frozen baked goods under the SARA LEE brand and private labels. Market conditions in the United Kingdom and throughout Europe offer few opportunities for long-term growth. Sara Lee anticipates the sale of this business by the end of this fiscal year.

- ARGAL, a Spanish processed meats company based in Barcelona, generated approximately $85 million in revenue for fiscal year 2000. Sara Lee remains committed to its $1 billion, number-one position in the European packaged meats category, but Argal's small number-three market position in Spain makes the long-term prospects for this business incompatible with Sara Lee's plans to concentrate its resources on leading brands with major market positions. The transaction is expected to be completed in the third quarter.

- As announced last week, BROSSARD, the company's $122 million French bakery business, will be sold to Saveurs de France, subject to central works committee advice. Sara Lee determined that the limited opportunities for building Brossard's brands on a pan-European scale made this business a poor fit within Sara Lee's reshaped portfolio. This transaction is expected to close by the end of the third quarter.

- OZARK SALAD, based in Baxter Springs, Kansas, manufactures, distributes and markets wet-salads and desserts (such as molded gelatin salads, puddings) in the retail, foodservice, deli and club channels under the GREEN HILL and KITCHEN FRESHHH brands. Ozark's main business segments are outside Sara Lee Foods' core manufacturing and marketing focus. With fiscal year 2000 sales of $29 million, Ozark will be sold to SCIS Food Services, which operates other similar companies such as Orval Kent. The sale is expected to close in February.

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-  Sara Lee is also divesting two small regional bakery operations - one in
   India and the other in China - that have limited growth potential beyond their current territory.

"The divestment of these companies allows us to put our resources toward our remaining, more significant, faster-growth business positions. These actions will provide better long-term opportunities for our company to create shareholder value," added McMillan.

Under its reshaping program, Sara Lee has announced a number of divestitures, most notably, the sale of PYA/Monarch, a leading food distribution company, to Royal Ahold's U.S. Foodservice for $1.56 billion.

In its Intimates and Underwear segment, Sara Lee has completed the sale of the Lyle & Scott and Georges Rech businesses, and is currently negotiating the sale of Well Hosiery. Each of these three companies was part of the Courtaulds Textiles acquisition in May 2000 and is outside the division's focus on innerwear. Finally, Sara Lee is continuing to pursue the sale of its International Fabrics business, which was also a non-core operation acquired as part of Courtaulds.

Sara Lee plans to use the proceeds generated from these divestitures - estimated to be between $2.5 billion and $3 billion - to repurchase stock, retire debt and fund future acquisitions.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, KIWI, HANES and PLAYTEX.

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Investors and security holders are urged to read Coach, Inc.'s registration statement on form S-4, including the prospectus relating to the exchange offer described in this press release, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the Securities and Exchange Commission (SEC), they may be obtained free at the SEC's Web site at www.sec.gov. Holders of Sara Lee common stock may also obtain each of these documents (when they become available) for free by sending a request to Sara Lee Corporation, C/O Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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